

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Woods Staton
Chief Executive Officer
Arcos Dorados Holdings Inc.
Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina

> **Re: Arcos Dorados Holdings Inc.**
> **Registration Statement on Form F-1**
> **Filed on March 25, 2011**
> **File No. 333-173063**

Dear Mr. Staton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please have counsel confirm that it will refile the opinion dated as of the date of effectiveness and update paragraphs 2.2, 2.3, 3.5, and 5.4 of the opinion to such date.

2. We note counsel's statement in paragraph 3.3 of the opinion relating to factual representations "implied by the documents" examined by counsel. Please advise what factual representations have been implied by the documents or delete this part of the sentence.

3. We note counsel's assumptions that "all public records of the Company which we have examined are accurate" and that "the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs is true and complete." Given the fact that counsel represents the company, please advise why it is necessary to make these assumptions or, in the alternative, delete these statements.

4. Please have counsel rethink its defined term Initial Shares. The shares of the selling shareholders are outstanding, a concept not covered by the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Woods Staton
Arcos Dorados Holdings, Inc.
March 29, 2011
Page 3

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc (via fax):   Maurice Blanco
                  (212) 701-5086